Exhibit 99.2

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

FIRST QUARTERLY REPORT OF 2019

Summary

The 2019 first quarterly financial report of China Southern Airlines Company Limited (the “Company”, together with its subsidiaries, the “Group”) was prepared in accordance with the PRC Accounting Standards and was unaudited.

This announcement is published pursuant to rules 13.09 and 13.10B of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

1	Important Notice

1.1

The board of directors (the “Board”) and the supervisory committee of the Company and its directors (the “Directors”), supervisors and senior management warrant the truthfulness, accuracy and completeness of the content contained in this quarterly report, and the report does not contain inaccurate or misleading statements or material omission, and jointly and severally accept full legal responsibility.

1.2	All Directors attended the meeting of the Board and considered the quarterly report of the Company.

1.3

The responsible person of the Company, Mr. Wang Chang Shun (Chairman), the responsible person of the finance work of the Company, Mr. Ma Xu Lun (President of the Company), and the responsible person of the accounting department, Mr. Xiao Li Xin (Executive Vice President, Chief Financial Officer and Chief Accountant of the Company) warrant the truthfulness, accuracy and completeness of the financial statements contained in this quarterly report.

1.4	The 2019 first quarterly report of the Company is unaudited.

2	Major accounting data and changes of shareholders of the Company

2.1	Major accounting data

Unit: Million    Currency: RMB

	31 March 2019	31 December 2018	Increase/ decrease at the end of the Reporting Period as compared to the end of the previous year (%)
Total assets	295,758	246,655	19.91
Net assets attributable to the shareholders of the Listed Company	64,259	65,003	-1.14

	Three months ended 31 March 2019	Three months ended 31 March 2018	Increase/ decrease at the end of the Reporting Period as compared to the end of the previous year (%)
Net cash flows from operating activities	5,087	4,516	12.64

	Three months ended 31 March 2019	Three months ended 31 March 2018	Increase/ decrease at the end of the Reporting Period as compared to the end of the previous year (%)
Operating revenue	37,633	34,101	10.36
Net profit attributable to the shareholders of the Listed Company	2,649	2,544	4.13
Net profit attributable to the shareholders of the Listed Company after deducting non-recurring gains and losses	2,459	2,383	3.19
Weighted average return on net assets (%)	4.10	4.97	Decreased by 0.87 percentage points
Basic earnings per share (RMB/share)	0.22	0.25	-12.00
Diluted earnings per share (RMB /share)	0.22	0.25	-12.00

Non-recurring gains and losses

☒  Applicable     ☐  Not applicable

Unit: Million    Currency: RMB

Items	Amount for the reporting period
Gains and losses on disposal of non-current assets	36
Government grants recorded in the income statement for the current period (exclusive of government grants which are closely related to the business of the Company and entitled pursuant to unified standard quota or amount under the government policy)	12
Gains or losses from changes in fair value of financial assets/liabilities held for trading and derivative financial assets/liabilities and investment gains from disposal of financial assets/liabilities held for trading and derivative financial assets/liabilities and other debt investments (except for hedging activities related to the Company’s normal operating business)	13
Other non-operating income and expenses besides items above	209
Effect on non-controlling interests after taxation	-13
Effect of income tax	-67

Total	190

2.2

Total number of shareholders, particulars of the top ten shareholders and the top ten shareholders holding the Company’s tradable shares not subject to selling restrictions as at the end of the reporting period

Unit: Share

Total number of shareholders (shareholders)		194,253
Particulars of the top ten shareholders
Name of the shareholder (in full)	Number of shares held as at the end of the reporting period	Shareholding (%)	Number of shares subject to trading restrictions	Pledged or frozen shares		Capacity
				Status	Number of shares
China Southern Air Holding Limited Company (“CSAH”)	4,528,431,323	36.92	489,202,658	No	0	State-owned legal entity
HKSCC (Nominees) Limited	1,750,933,907	14.27	0	Not known	—	Overseas legal entity
Nan Lung Holding Limited (“Nan Lung”)	1,634,575,925	13.32	600,925,925	No	0	State-owned legal entity
Hong Kong Securities Clearing Company Limited	522,463,672	4.26	0	No	0	Overseas legal entity
China National Aviation Fuel Group Corporation	498,338,870	4.06	498,338,870	No	0	State-owned legal entity
China Securities Finance Corporation Limited	320,484,156	2.61	0	No	0	State-owned legal entity
American Airlines Inc.	270,606,272	2.21	0	No	0	Overseas legal entity
China Structural Reform Fund Co., Ltd.	242,524,916	1.98	242,524,916	No	0	State-owned legal entity
Spring Airlines Co., Ltd.	140,531,561	1.15	140,531,561	No	0	Domestic non-stated-owned legal entity
Guo Xin Central Enterprise Operation Investment Fund Management (Guangzhou) Co., Ltd. – Guo Xin Central Enterprise Operation (Guangzhou) Investment Fund (LLP)	121,262,458	0.99	121,262,458	No	0	Domestic non-stated-owned legal entity

Particulars of the top ten shareholders holding

the Company’s tradable shares not subject to trading restrictions

Name of the shareholder (in full)	Number of tradable shares not subject to selling restrictions	Type and number of shares
		Type of shares	Number of shares
CSAH	4,039,228,665	RMB-denominated Ordinary shares	4,039,228,665
HKSCC (Nominees) Limited	1,750,933,907	Overseas listed foreign shares	1,750,933,907
Nan Lung	1,033,650,000	Overseas listed foreign shares	1,033,650,000
Hong Kong Securities Clearing Company Limited	522,463,672	RMB-denominated Ordinary shares	522,463,672
China Securities Finance Corporation Limited	320,484,156	RMB-denominated Ordinary shares	320,484,156
American Airlines Inc.	270,606,272	Overseas listed foreign shares	270,606,272
Central Huijin Investment Ltd.	64,510,900	RMB-denominated Ordinary shares	64,510,900
Zhong Hang Xin Gang Guarantee Co., Ltd.	54,683,000	RMB-denominated Ordinary shares	54,683,000
National Social Security Fund 118	46,282,903	RMB-denominated Ordinary shares	46,282,903
Dacheng Fund – Agricultural Bank of China – Dacheng CSI Financial Asset Management Plan	41,732,400	RMB-denominated Ordinary shares	41,732,400
Explanation of the connected relationship or acting in concert relationship of the above shareholders	CSAH held aggregate 1,671,287,925 (including shares subject to trading restrictions) H shares of the Company through its wholly-
owned subsidiaries in Hong Kong, namely Nan Lung and Perfect
Lines (Hong Kong) Limited. The Company is not aware of any other
	connected relationship between other shareholders.
Explanation of the preference shareholders with restored voting rights and its number of shares	Not applicable

2.3

Total number of preference shareholders, particulars of the top ten preference shareholders and the top ten preference shareholders holding the Company’s tradable preference shares not subject to selling restrictions as at the end of the reporting period

☐  Applicable    ☒  Not applicable

3	Major Events

3.1	Significant changes in major accounting items and financial indicators of the Company and the reasons for such changes

☒  Applicable    ☐  Not applicable

3.1.1 Changes in important accounting policies

According to the Notice on the Amendment to the Accounting Standard for Business Enterprises No.21-Leases (Cai Kuai [2018] No.35) (the “New Lease Standard”), the Group adopted the New Lease Standard from 1 January 2019 and made adjustment to amount of retained earnings and other relevant items in the financial statements as at 1 January 2019, while the data related to comparable period were not restated. For impact of adoption of the New Lease Standard by the Group at 1 January 2019, please refer to appendix 4.2.

The abovementioned impact of changes in accounting policies was made by the Group in accordance with the relevant regulations which had been issued by the Ministry of Finance and in consideration of the situation of the Group as of the date of this report. If the Ministry of Finance issues new guidelines and interpretations related to the New Lease Standard, the Group will review the accuracy of the above disclosures on changes in accounting policies, which may lead to inconsistency between the disclosure or presentation of the abovementioned impact of changes in accounting policies and the corresponding data of the first quarterly financial statements of 2019.

3.1.2 Significant changes in major items in consolidated balance sheet:

In addition to the impact of implementing the New Lease Standard as set out in appendix 4.2, description and reasons for changes of other financial statements items were as follows:

Unit: million     Currency: RMB

Items	31 March 2019	31 December 2018	Percentage of Change (%)	Main reason(s) for the change
Financial assets held-for-trading	/	440	-100.00	Mainly due to the expiration of financing product during the Period
Bills and accounts receivable	3,807	2,929	29.98	Mainly due to the increase of air ticket receivables during the Period
Assets classified as held for sale	/	224	-100.00	Mainly due to the disposals of assets classified as held for sale completed during the Period
Derivative financial liabilities	202	44	359.09	Mainly due to the fair value change of derivative financial liabilities during the reporting period
Employee benefits payable	1,981	3,214	-38.36	Mainly due to the payment of 2018 annual performance salaries during the reporting period
Tax payable	1,590	554	187.00	Mainly due to the accrual of income tax which was not paid as of the end of the reporting period
Other current liabilities	12,000	4,000	200.00	Mainly due to the issuance of ultra short-term financing bills during the Period
Bonds payable	9,256	6,254	48.00	Mainly due to the issuance of corporate bonds during the Period

3.1.3 Significant changes in major items in consolidated income statement:

Unit: million     Currency: RMB

Items	Three months ended 31 March 2019	Three months ended 31 March 2018	Percentage of Change (%)	Main reason(s) for the change
Financial expenses	-41	-598	-93.14	Mainly due to the adoption of the New Lease Standard during the Period
Other income	560	208	169.23	Mainly due to the increase in airlines subsidies income
Gains/(losses) arising from changes in fair value (“-” for losses)	-147	-228	-35.53	Mainly due to the fair value change of derivative financial liabilities during the reporting period
Gains on disposal of property, plant and equipment and construction in progress	36	223	-83.86	Mainly due to the decrease of receipt of payment for transfer of aircraft purchase quota in the reporting period

3.1.4 Significant changes in major items in consolidated cash flow statement:

Unit: million     Currency: RMB

Items	Three months ended 31 March 2019	Three months ended 31 March 2018	Percentage of Change (%)	Main reason(s) for the change
Proceeds from other operating activities	462	343	34.69	Mainly due to the increase in airlines subsidies income during the Period
Proceeds from disposal of investments	440	—	100.00	Mainly due to the disposal of financing product during the Period
Net proceeds from disposal of fixed assets, intangible assets and other long-term assets	269	1,688	-84.06	Mainly due to the decrease of receipt of payment for transfer of aircraft purchase quota in the reporting period
Payment for acquisition of fixed assets, intangible assets and other long-term assets	5,164	2,864	80.31	Mainly due to the increase in payment for acquisition of aircraft during the Period
Proceeds from issuance of bonds	12,000	—	100.00	Mainly due to the increase in bonds and ultra short-term financing bills issued during the Period
Repayments of borrowings	18,659	11,676	59.81	Mainly due to the adoption of the New Lease Standard resulting the increase of payment for Lease liabilities during the Period
Payment for dividends, profit distributions or interest	1,696	857	97.90	Mainly due to the adoption of the New Lease Standard resulting the increase of payment for interest during the Period

3.2	Analysis and explanation of the development of major events and their impact and proposal as to the solutions

☐  Applicable    ☒  Not applicable

3.3	Status on the guarantee provided by the Company

On 16 May 2018, the Company’s eighth session of the Board held an interim meeting via a way of communications, in which the Board considered and agreed unanimously that the Company and its controlled subsidiary, Chongqing Airlines, provide a total guarantee not exceeding US$3.632 billion (equivalent to approximately RMB23.243 billion) to 15 new or established special purpose vehicles (“SPV”) from 1 July 2018 to 30 June 2019. For details, please refer to the “Announcement of China Southern Airlines Company Limited in relation to the Provision of Guarantee for Wholly-owned Subsidiary” and the “Poll Results of the 2017 Annual General Meeting” of the Company published on China Securities Journal, Shanghai Securities News, Securities Times and the website of the Shanghai Stock Exchange on 17 May 2018 and 16 June 2018, respectively.

As of the date of this announcement, the Company has established 15 SPVs: China Southern Airlines No.1, China Southern Airlines No.2, China Southern Airlines No.5, China Southern Airlines No.10, China Southern Airlines Nos.15-20, China Southern Airlines Nos.24-27 and Chong Qing Airlines No.1. The actual amount of guarantee provided by the Company for China Southern Airlines No.1, China Southern Airlines No.2, China Southern Airlines No.5, China Southern Airlines No.10, China Southern Airlines No.15, China Southern Airlines No.16, China Southern Airlines No.17, China Southern Airlines No.18, China Southern Airlines No.19, China Southern Airlines No.20, China Southern Airlines No.25, China Southern Airlines No.26 and Chong Qing Airlines No.1 are approximately US$34 million, US$36 million, US$34 million, US$517 million, US$311 million, US$527 million, US$149 million, US$250 million, US$51 million, US$51 million, US$76 million, US$319 million, US$390 million and the total amount of guarantee provided to the aforementioned 13 SPVs are approximately US$2,745 million, equivalent to approximately RMB18,392 million (calculated based on exchange rate of US$1 against RMB6.7), all of which fall within the authorized scope of guarantee approved by the Company in its 2017 annual general meeting.

3.4	Undertakings of overdue performance during the reporting period

☐  Applicable    ☒  Not applicable

3.5

Warning in respect of, and the reason for, the forecast of a probable loss in respect of the accumulated net profit from the beginning of the financial year to the end of the next reporting period or any significant changes as compared to the corresponding period of the previous year

☐  Applicable    ☒  Not applicable

By order of the Board
China Southern Airlines Company Limited Xie Bing
Company Secretary

Guangzhou, the People’s Republic of China

29 April 2019

As at the date of this announcement, the Directors include Wang Chang Shun and Zhang Zi Fang as executive Directors; and Zheng Fan, Gu Hui Zhong, Tan Jin Song and Jiao Shu Ge as independent non-executive Directors.

4	APPENDIX

4.1	Financial Statements

Consolidated Balance Sheet

As at 31 March 2019

Prepared by: China Southern Airlines Company Limited

Unit: Million    Currency: RMB Unaudited

Items	31 March 2019	31 December 2018
Current assets:
Cash at bank and on hand	5,629	7,308
Provisions on payables
Contributions made
Financial assets held for trading		440
Financial assets at fair value through profit or loss
Derivative financial assets
Bills and accounts receivable	3,807	2,929
Including: Bills receivable	1	2
Accounts receivable	3,806	2,927
Prepayments	2,831	3,695
Premiums receivable
Receivables on reinsurance
Provisions for reinsurance contracts
Other receivables	2,734	2,338
Including: Interest receivable	4	1
Dividend receivable	3	3
Purchase of financial assets resold
Inventories	1,903	1,699
Contract asset
Assets classified as held for sale		224
Non-current assets due within one year
Other current assets	5,245	5,439

Total current assets	22,149	24,072

Non-current assets:
Entrusted loans and advances
Available-for-sale financial assets
Financial assets at fair value through profit or loss
Financial assets at fair value through other comprehensive income
Held-to-maturity investments
Long-term receivables
Long-term equity investments	5,534	5,992
Other equity instrument investments	1,080	1,080
Other non-current financial assets	114	103
Investment properties	506	499
Fixed assets	81,805	170,039
Construction in progress	41,248	37,881
Bearer biological assets
Oil and gas assets
Right-of-use assets	135,148
Intangible assets	3,325	3,349
Development costs
Goodwill
Long-term deferred expenses	757	732
Deferred tax assets	2,790	1,574
Other non-current assets	1,302	1,334

Total non-current assets	273,609	222,583

Total assets	295,758	246,655

Current liabilities:
Short-term loans	18,235	20,739
Borrowings from central bank
Deposits from customers and other banks
Advances from banks and other financial institutions
Financial liabilities at fair value through profit or loss
Derivative financial liabilities	202	44
Bills and accounts payable	15,378	14,071
Sales in advance of carriage	6,318	8,594
Financial assets sold under agreements repurchase
Handling charges and commissions payable
Employee benefits payable	1,981	3,214
Taxes payable	1,590	554
Other payables	7,352	7,221
Including: Interest payable	884	771
Dividends payable	1	2
Amounts due to reinsurers
Securities trading agency fees
Securities underwriting fees
Contract liabilities	1,681	1,693
Liabilities classified as held for sale
Non-current liabilities due within one year	25,844	23,557
Other current liabilities	12,000	4,000

Total current liabilities	90,581	83,687

Non-current liabilities:
Reserves on insurance contracts
Long-term loans	9,185	9,422
Bonds payable	9,256	6,254
Including: Preference shares
Perpetual bonds
Lease liabilities	102,085
Long-term payables		62,666
Long-term employee benefits payable	1	2
Provisions
Deferred income	882	906
Deferred tax liabilities	669	668
Other non-current liabilities	5,921	4,867

Total non-current liabilities	127,999	84,785

Total liabilities	218,580	168,472

Owners’ equity (or shareholders’ equity)
Share capital (or issued capital)	12,267	12,267
Other equity instruments
Including: Preference shares
Perpetual bonds
Capital reserve	25,589	25,589
Less: Treasury shares
Other comprehensive income	466	494
Specific reserve
Surplus reserve	2,670	2,670
Provision for ordinary risks
Retained earnings	23,267	23,983

Total equity attributable to shareholders of the Company	64,259	65,003

Non-controlling interests	12,919	13,180

Total owners’ equity	77,178	78,183

Total liabilities and owners’ equity	295,758	246,655

Legal Representative of the Company: Mr. Wang Chang Shun

Responsible person of the finance work: Mr. Ma Xu Lun

Responsible person of the accounting department: Mr. Xiao Li Xin

Balance Sheet of the Company

As at 31 March 2018

Prepared by: China Southern Airlines Company Limited

Unit: Million    Currency: RMB Unaudited

Items	31 March 2019	31 December 2018
Current assets:
Cash at bank and on hand	1,824	3,698
Financial assets held for trading		440
Financial assets at fair value through profit or loss
Derivative financial assets
Bills and accounts receivable	2,809	2,248
Including: Bills receivable
Accounts receivable	2,809	2,248
Prepayments	2,913	3,185
Other receivables	1,702	1,714
Including: Interest receivable	127	125
Dividend receivable	3	3
Inventories	1,202	1,053
Contract assets
Assets classified as held for sale
Non-current assets due within one year
Other current assets	3,824	4,001

Total current assets	14,274	16,339

Non-current assets:
Investments in debt instruments
Available-for-sale financial assets
Other investments in debt instruments
Long-term receivables
Long-term equity investments	14,520	14,565
Other equity instrument investments	234	234
Other non-current financial assets	23	16
Investment properties	467	472
Fixed assets	55,116	129,695
Construction in progress	33,004	29,717
Bearer biological assets
Oil and gas assets
Right-of-use assets	107,345
Intangible assets	1,587	1,612
Development costs
Goodwill
Long-term deferred expenses	252	259
Deferred tax assets	2,321	1,544
Other non-current assets	1,099	1,120

Total non-current assets	215,968	179,234

Total assets	230,242	195,573

Current liabilities:
Short-term loans	15,130	17,580
Financial liabilities at fair value through profit or loss
Derivative financial liabilities	202	44
Bills and accounts payable	9,652	9,879
Sales in advance of carriage	5,196	7,007
Employee benefits payable	1,272	2,412
Taxes payable	1,184	377
Other payables	11,162	10,114
Including: Interest payable	686	656
Dividends payable
Contract liabilities	1,536	1,572
Liabilities classified as held for sale
Non-current liabilities due within one year	17,823	18,583
Other current liabilities	12,000	4,000

Total current liabilities	75,157	71,568

Non-current liabilities:
Long-term loans	8,761	8,762
Bonds payable	7,655	4,655
Including: Preference shares
Perpetual bonds
Lease liabilities	80,351
Long-term payables		52,395
Long-term employee benefits payable		1
Provisions
Deferred income	621	642
Deferred tax liabilities
Other non-current liabilities	4,588	3,894

Total non-current liabilities	101,976	70,349

Total liabilities	177,133	141,917

Owners’ equity
Share capital	12,267	12,267
Other equity instruments
Including: Preference shares
Perpetual bonds
Capital reserve	25,497	25,497
Less: Treasury shares
Other comprehensive income	136	158
Specific reserve
Surplus reserve	2,670	2,670
Retained earnings	12,539	13,064

Total owners’ equity	53,109	53,656

Total liabilities and owners’ equity	230,242	195,573

Legal Representative of the Company: Mr. Wang Chang Shun

Responsible person of the finance work: Mr. Ma Xu Lun

Responsible person of the accounting department: Mr. Xiao Li Xin

Consolidated Income Statement

For the three months ended 31 March 2019

Prepared by: China Southern Airlines Company Limited

Unit: Million    Currency: RMB Unaudited

Items	First quarter of 2019	First quarter of 2018	Three months ended 31 March 2019	Three months ended 31 March 2018
1. Total revenue	37,633	34,101	37,633	34,101
Including: Operating income	37,633	34,101	37,633	34,101
Interest income
Premiums earned
Fees and commission income
2. Total operating costs	34,692	31,029	34,692	31,029
Including: Cost of sales	32,072	29,168	32,072	29,168
Interest expenses
Fees and commission expenses
Returned premium
Net compensation expenses
Net provision for insurance contract
Insurance policy dividend expenses
Reinsurance expenses
Taxes and surcharges	66	56	66	56
Selling and distribution expenses	1,671	1,637	1,671	1,637
General and administrative expenses	836	696	836	696
Research and development expenses	88	70	88	70
Financial expenses	-41	-598	-41	-598
Including: interest expenses	1,455	731	1,455	731
Interest income	36	25	36	25
Assets impairment losses
Credit losses
Add: Other income	560	208	560	208
Investment income (“-” for losses)	163	216	163	216
Including: Share of profit of associates and joint ventures	163	215	163	215
Net exposure hedging income (“-” for losses)
Gains/(losses) arising from changes in fair value (“-” for losses)	-147	-228	-147	-228
Gains/(losses) on disposal of property, plant and equipment and construction in progress	36	223	36	223
Exchange gains (“-” for losses)

3. Operating profit (“-” for losses)	3,553	3,491	3,553	3,491
Add: Non-operating income	223	255	223	255
Less: Non-operating expenses	2	18	2	18
4. Total profits (“-” for losses)	3,774	3,728	3,774	3,728
Less: Income tax expenses	890	866	890	866
5. Net profit (“-” for net losses)	2,884	2,862	2,884	2,862
(1) By continuity
Net profit from continuing operations (“-” for net losses)	2,884	2,862	2,884	2,862
Net profit from discontinued operations (“-” for net losses)
(1) By ownership
Net profit attributable to shareholders of the Company	2,649	2,544	2,649	2,544
Non-controlling interests	235	318	235	318
6. Other comprehensive income, net of tax	-28	25	-28	25
Other comprehensive income (net of tax) attributable to shareholders of the Company	-28	25	-28	25
(1) Items that will not be reclassified to profit or loss
1. Remeasurement of defined benefit plan
2. Equity-accounted investees - share of other comprehensive income (non-recycling)
3. Changes in fair value of other equity instruments
4. Changes in fair value of credit risk specific to the company
(2) Items that may be reclassified subsequently to profit or loss:	-28	25	-28	25
1. Equity-accounted investees - share of other comprehensive income (recycling)
2. Changes in fair value of available-for-sale financial assets		-2		-2
3. Transferred to other comprehensive income upon reclassification of financial assets
4. Credit loss allowance for other debt instruments
5. Cash flow hedge: net movement in the hedging reserve	-22	27	-22	27
6. Translation differences arising on translation of foreign currency financial statements	-6		-6
Other comprehensive income (net of tax) attributable to non-controlling interests
7. Total comprehensive income	2856	2887	2856	2887
Attributable to shareholders of the Company	2621	2569	2621	2569
Attributable to non-controlling interests	235	318	235	318
8. Earnings per share:
(1) Basic earnings per share (RMB/share)	0.22	0.25	0.22	0.25
(2) Diluted earnings per share (RMB/share)	0.22	0.25	0.22	0.25

Legal Representative of the Company: Mr. Wang Chang Shun

Responsible person of the finance work: Mr. Ma Xu Lun

Responsible person of the accounting department: Mr. Xiao Li Xin

Income Statement of the Company

For the three months ended 31 March 2019

Prepared by: China Southern Airlines Company Limited

Unit: Million    Currency: RMB Unaudited

Items	First quarter of 2019	First quarter of 2018	Three months ended 31 March 2019	Three months ended 31 March 2018
1. Total revenue	25,860	23,431	25,860	23,431
Less: Cost of sales	22,021	19,999	22,021	19,999
Taxes and surcharges	35	27	35	27
Selling and distribution expenses	1,091	1,120	1,091	1,120
General and administrative expenses	467	419	467	419
Research and development expenses	58	44	58	44
Financial expenses	-248	-607	-248	-607
Including: Interest expense	1,046	613	1,046	613
Interest income	27	19	27	19
Assets impairment losses
Credit losses
Add: Other income	222	52	222	52
Investment income (“-” for losses)	159	211	159	211
Including: Share of profit of associates and joint ventures	159	211	159	211
Net exposure hedging income (“-” for losses)
Gains/(losses) arising from changes in fair value (“-” for losses)	-151	-228	-151	-228
Gains/(losses) on disposal of property, plant and equipment and construction in progress	70	12	70	12
2. Operating profit (“-” for losses)	2,736	2,476	2,736	2,476
Add: Non-operating income	210	205	210	205
Less: Non-operating expenses		11		11
3. Total profits (“-” for losses)	2,946	2,670	2,946	2,670
Less: Income tax expenses	697	615	697	615
4. Net profit (“-” for net losses)	2,249	2,055	2,249	2,055
Net profit from continuing operations (“-” for net losses)	2,249	2,055	2,249	2,055
Net profit from discontinued operations (“-” for net losses)
5. Other comprehensive income, net of tax	-22	26	-22	26
(1) Items that will not be reclassified to profit or loss
1. Remeasurement of defined benefit plan

2. Equity-accounted investees - share of other comprehensive income (non-recycling)
3. Changes in fair value of other equity instruments
4. Changes in fair value of credit risk specific to the company
(2) Items that may be reclassified to profit or loss:	-22	26	-22	26
1. Equity-accounted investees - share of other comprehensive income (recycling)
2. Changes in fair value of available-for-sale financial assets		-1		-1
3. Transferred to other comprehensive income upon reclassification of financial assets
4. Credit loss allowance for other debt instruments
5. Cash flow hedge: net movement in the hedging reserve	-22	27	-22	27
6. Translation differences arising on translation of foreign currency financial statements
6. Total comprehensive income	2,227	2,081	2,227	2,081
7. Earnings per share:
(1) Basic earnings per share (RMB/share)
(2) Diluted earnings per share (RMB/share)

Legal Representative of the Company: Mr. Wang Chang Shun

Responsible person of the finance work: Mr. Ma Xu Lun

Responsible person of the accounting department: Mr. Xiao Li Xin

Consolidated Cash Flow Statement

For the three months ended 31 March 2019

Prepared by: China Southern Airlines Company Limited

Unit: Million    Currency: RMB Unaudited

Items	Three months ended 31 March 2019	Three months ended 31 March 2018 (After adjustment)
1. Cash flows from operating activities:
Proceeds from sale of goods and rendering of services	38,189	36,343
Net increase in customer deposits and deposits in other banks
Net increase in borrowings from central bank
Net increase in advances from other financial institutions
Cash received from original insurance policy premium
Net cash received from reinsurance operations
Net increase in policyholders’ deposits and investment
Net increase in disposal of financial assets at fair value through profit or loss
Interest, fees and commissions received in cash
Net increase in advances from banks and other financial institutions
Net increase in repurchase of business funds
Refund of taxes and surcharges	48	80
Proceeds from other operating activities	462	343
Sub-total of operating cash inflows from operating activities	38,699	36,766
Payment for goods and services	25,207	23,877
Net increase in customers deposits and advances
Net increase in deposits with Central Bank and other banks
Compensation paid pursuant to original insurance contract and settled in cash
Interest, fees and commission paid in cash
Insurance policy dividend paid by cash
Payment to and for employees	7,235	7,163
Payment of taxes and surcharges	759	750
Payment for other operating activities	411	460
Sub-total of cash outflows from operating activities	33,612	32,250
Net cash flows from operating activities	5,087	4,516

2. Cash flows from investment activities:
Proceeds from disposal of investments	440
Investment income received	9	4
Net proceeds from disposal of fixed assets, intangible assets and other long-term assets	269	1,688
Net proceeds from disposal of subsidiaries and other business units
Proceeds from other investing activities	36	27
Sub-total of cash inflows from investing activities	754	1,719
Payment for acquisition of fixed assets, intangible assets and other long-term assets	5,164	2,864
Payment for acquisition of investments
Net increase in pledged loans
Net payment for acquisition of subsidiaries and other business units
Payment for other investing activities
Sub-total of cash outflows from investment activities	5,164	2,864
Net cash flows from investing activities	-4,410	-1,145
3. Cash flows from financing activities:
Proceeds from investors		72
Including: Proceeds from non-controlling shareholders of subsidiaries		72
Proceeds from borrowings	6,033	8,191
Proceeds from issuance of bonds	12,000
Proceeds from other financing activities
Sub-total of cash inflows from financing activities	18,033	8,263
Repayments of borrowings	18,659	11,676
Payment for dividends, profit distributions or interest	1,696	857
Including: Dividends and profits paid to non-controlling shareholders of subsidiaries	1
Payment for acquisition of non-controlling interest of subsidiaries
Payment for other financing activities
Sub-total of cash outflows from financing activities	20,355	12,533
Net cash flows from financing activities	-2,322	-4,270
4. Effect of changes in exchange rate on cash and cash equivalents	-7	-55
5. Net increase in cash and cash equivalents	-1,652	-954
Add: Cash and cash equivalents at the beginning of the period	7,192	7,139
6. Cash and cash equivalents at the end of the period	5,540	6,185

Legal Representative of the Company: Mr. Wang Chang Shun

Responsible person of the finance work: Mr. Ma Xu Lun

Responsible person of the accounting department: Mr. Xiao Li Xin

Cash Flow Statement of the Company

For the three months ended 31 March 2019

Prepared by: China Southern Airlines Company Limited

Unit: Million    Currency: RMB Unaudited

Items	Three months ended 31 March 2019	Three months ended 31 March 2018
1. Cash flows from operating activities:
Proceeds from sale of goods and rendering of services	26,745	25,416
Refund of taxes and surcharges	48	80
Proceeds from other operating activities	314	195
Sub-total of operating cash inflows from operating activities	27,107	25,691
Payment for goods and services	17,432	15,196
Payment to and for employees	5,544	5,461
Payment of taxes and surcharges	497	481
Payment for other operating activities	316	414
Sub-total of cash outflows from operating activities	23,789	21,552
Net cash flows from operating activities	3,318	4,139
2. Cash flows from investment activities:
Proceeds from disposal of investments	440
Investment income received	6	4
Net proceeds from disposal of fixed assets, intangible assets and other long-term assets	34	460
Net proceeds from disposal of subsidiaries and other business units
Proceeds from other investing activities	27	19
Sub-total of cash inflows from investing activities	507	483
Payment for acquisition of fixed assets, intangible assets and other long-term assets	4,999	2,549
Payment for acquisition of investments	203	108
Net payment for acquisition of subsidiaries and other business units
Payment for other investing activities
Sub-total of cash outflows from investment activities	5,202	2,657
Net cash flows from investing activities	-4,695	-2,174
3. Cash flows from financing activities:
Proceeds from investors
Proceeds from borrowings	5,173	7,334
Proceeds from issuance of bonds	12,000
Proceeds from other financing activities
Sub-total of cash inflows from financing activities	17,173	7,334
Repayments of borrowings	16,458	9,872
Payment for dividends, profit distributions or interest	1,206	803
Payment for other financing activities
Sub-total of cash outflows from financing activities	17,664	10,675
Net cash flows from financing activities	-491	-3,341
4. Effect of changes in exchange rate on cash and cash equivalents	-6	-55
5. Net increase in cash and cash equivalents	-1,874	-1,431
Add: Cash and cash equivalents at the beginning of the period	3,620	4,631
6. Cash and cash equivalents at the end of the period	1,746	3,200

Legal Representative of the Company: Mr. Wang Chang Shun

Responsible person of the finance work: Mr. Ma Xu Lun

Responsible person of the accounting department: Mr. Xiao Li Xin

4.2

Particulars in relation to adjustments made to relevant items of the financial statements as at the beginning of the year of the initial adoption of New Financial Instruments Standard, New Revenue Standard and New Lease Standard

☒  Applicable    ☐  Not applicable

Consolidated Balance Sheet

Unit: Million      Currency: RMB

Items	31 December 2018	1 January 2019	Adjustment
Current assets:
Cash at bank and on hand	7,308	7,308
Provisions on payables
Contributions made
Financial assets held for trading	440	440
Financial assets at fair value through profit or loss
Derivative financial assets
Bills and accounts receivable	2,929	2,929
Including: Bills receivable	2	2
Accounts receivable	2,927	2,927
Prepayments	3,695	2,906	-789
Premiums receivable
Receivables on reinsurance
Provisions for reinsurance contracts
Other receivables	2,338	2,338
Including: Interest receivable	1	1
Dividend receivable	3	3
Purchase of financial assets resold
Inventories	1,699	1,699
Contract asset
Assets classified as held for sale	224	224
Non-current assets due within one year
Other current assets	5,439	5,439

Total current assets	24,072	23,283	-789

Items	31 December 2018	1 January 2019	Adjustment
Non-current assets:
Entrusted loans and advances
Available-for-sale financial assets
Financial assets at fair value through profit or loss
Financial assets at fair value through other comprehensive income
Held-to-maturity investments
Long-term receivables
Long-term equity investments	5,992	5,377	-615
Other equity instrument investments	1,080	1,080
Other non-current financial assets	103	103
Investment properties	499	499
Fixed assets	170,039	81,279	-88,760
Construction in progress	37,881	37,881
Construction materials
Fixed assets to be disposed of
Bearer biological assets
Oil and gas assets
Right-of-use assets		133,859	133,859
Intangible assets	3,349	3,349
Development costs
Goodwill
Long-term deferred expenses	732	732
Deferred tax assets	1,574	2,680	1,106
Other non-current assets	1,334	1,334

Total non-current assets	222,583	268,173	45,590

Total assets	246,655	291,456	44,801

Items	31 December 2018	1 January 2019	Adjustment
Current liabilities:
Short-term loans	20,739	20,739
Borrowings from central bank
Deposits from customers and other banks
Advances from banks and other financial institutions
Financial liabilities at fair value through profit or loss
Derivative financial liabilities	44	44
Bills and accounts payable	14,071	13,988	-83
Sales in advance of carriage	8,594	8,594
Financial assets sold under agreements repurchase
Handling charges and commissions payable
Employee benefits payable	3,214	3,214
Taxes payable	554	554
Other payables	7,221	7,221
Including: Interest payable	771	771
Dividends payable	2	2
Amounts due to reinsurers
Securities trading agency fees
Securities underwriting fees
Contract liabilities	1,693	1,693
Liabilities classified as held for sale
Non-current liabilities due within one year	23,557	30,617	7,060
Other current liabilities	4,000	4,000

Total current liabilities	83,687	90,664	6,977

Non-current liabilities:
Reserves on insurance contracts
Long-term loans	9,422	9,422
Bonds payable	6,254	6,254
Including: Preference shares
Perpetual bonds
Lease liabilities		103,672	103,672
Long-term payables	62,666		-62,666
Long-term employee benefits payable	2	2
Provisions
Deferred income	906	906
Deferred tax liabilities	668	668
Other non-current liabilities	4,867	5,546	679

Total non-current liabilities	84,785	126,470	41,685

Total liabilities	168,472	217,134	48,662

Items	31 December 2018	1 January 2019	Adjustment
Owners’ equity (or shareholders’ equity)
Share capital (or issued capital)	12,267	12,267
Other equity instruments
Including: Preference shares
Perpetual bonds
Capital reserve	25,589	25,589
Less: Treasury shares
Other comprehensive income	494	494
Specific reserve
Surplus reserve	2,670	2,670
Provision for ordinary risks
Retained earnings	23,983	20,618	-3,365
Total equity attributable to shareholders of the Company	65,003	61,638	-3,365
Non-controlling interests	13,180	12,684	-496

Total owners’ equity	78,183	74,322	-3,861

Total liabilities and owners’ equity	246,655	291,456	44,801

Description of the adjustment of each item:

☒  Applicable    ☐  Not applicable

The above adjustments represent the impact of adopting The New Lease Standard.

Balance Sheet of the Company

Unit: Million    Currency: RMB

Items	31 December 2018	1 January 2019	Adjustment
Current assets:
Cash at bank and on hand	3,698	3,698
Financial assets held for trading	440	440
Financial assets at fair value through profit or loss
Derivative financial assets
Bills and accounts receivable	2,248	2,248
Including: Bills receivable
Accounts receivable	2,248	2,248
Prepayments	3,185	2,748	-437
Other receivables	1,714	1,714
Including: Interest receivable	125	125
Dividend receivable	3	3
Inventories	1,053	1,053
Contract assets
Assets classified as held for sale
Non-current assets due within one year
Other current assets	4,001	4,001

Total current assets	16,339	15,902	-437

Non-current assets:
Available-for-sale financial assets
Financial assets at fair value through profit or loss
Financial assets at fair value through other comprehensive income
Held-to-maturity investments
Long-term receivables
Long-term equity investments	14,565	13,950	-615
Other equity instrument investments	234	234
Other non-current financial assets	16	16
Investment properties	472	472
Fixed assets	129,695	54,660	-75,035
Construction in progress	29,717	29,717
Construction materials
Fixed assets to be disposed of
Bearer biological assets
Oil and gas assets
Right-of-use assets		105,954	105,954
Intangible assets	1,612	1,612
Development costs
Goodwill
Long-term deferred expenses	259	259
Deferred tax assets	1,544	2,264	720
Other non-current assets	1,120	1,120

Total non-current assets	179,234	210,258	31,024

Total assets	195,573	226,160	30,587

Items	31 December 2018	1 January 2019	Adjustment
Current liabilities:
Short-term loans	17,580	17,580
Financial liabilities at fair value through profit or loss
Derivative financial liabilities	44	44
Bills and accounts payable	9,879	9,812	-67
Sales in advance of carriage	7,007	7,007
Employee benefits payable	2,412	2,412
Taxes payable	377	377
Other payables	10,114	10,114
Including: Interest payable	656	656
Dividends payable
Contract liabilities	1,572	1,572
Liabilities classified as held for sale
Non-current liabilities due within one year	18,583	22,699	4,116
Other current liabilities	4,000	4,000

Total current liabilities	71,568	75,617	4,049

Non-current liabilities:
Long-term loans	8,762	8,762
Bonds payable	4,655	4,655
Including: Preference shares
Perpetual bonds
Lease liabilities		81,388	81,388
Long-term payables	52,395		-52,395
Long-term employee benefits payable	1	1
Provisions
Deferred income	642	642
Deferred tax liabilities
Other non-current liabilities	3,894	4,213	319

Total non-current liabilities	70,349	99,661	29,312

Total liabilities	141,917	175,278	33,361

Owners’ equity
Share capital	12,267	12,267
Other equity instruments
Including: Preference shares
Perpetual bonds
Capital reserve	25,497	25,497
Less: Treasury shares
Other comprehensive income	158	158
Specific reserve
Surplus reserve	2,670	2,670
Retained earnings	13,064	10,290	-2,774

Total owners’ equity	53,656	50,882	-2,774

Total liabilities and owners’ equity	195,573	226,160	30,587

Description of the adjustment of each item:

☒  Applicable    ☐  Not  applicable

The above adjustments represent the impact of adopting The New Lease Standard.

4.3	Description of the retrospective adjustment to the comparable figures for the previous period due to the initial adoption of the New Financial Instruments Standard and the New Lease Standard

☐  Applicable    ☒  Not applicable

4.4	Audited Report

☐  Applicable    ☒  Not applicable